Exhibit 4.17

Summary in English of the material provisions of the agreement in Hebrew between Gilat Satellite Networks Ltd. (Company or Borrower) and The Hongkong and Shanghai Banking Corporation (HSBC) dated December 18, 2016 with respect to a $38M (approximately) credit line

1.	Financial Covenants. The Borrower shall maintain the following financial ratios and conditions:

(i) (ii)
Borrower’s working capital shall not be less than $110 million and shall not be less than 35% of Borrower’s balance sheet assets (excluding advance payment received from a customer in an amount exceeding $40 million);

The ratio of the Borrower’s aggregate financing liabilities, net, to EBITDA shall not exceed 3.5x.

(iii)	The ratio of Borrower’s aggregate financing liabilities (other than certain excluded loans) to working capital shall not exceed 70%; and
(iv) (v)
Borrower’s cash shall not be less than $18 million.

Total financing liabilities, together with bank guarantees and letters of credit issued at the request of the Borrower or guaranteed by it are not to exceed a total of $150 million.

2. 3.
In cases of change of control, or certain restructuring events, the credit line may become immediately due and payable.

Borrower shall not dispose of assets or property other than in the ordinary course of business, or up to US$ 5 million (and factoring transactions of up to $5 million).

4.
Borrower shall not create any pledge on its assets for the benefit of any third party, other than in connection with factoring transactions of up to $5 million, purchase of equipment in an amount of up to $5 million, or certain pledges of up to $5 million, as excepted in the ordinary course of business. Borrower also undertakes that its subsidiaries shall not create pledges on their assets for the benefit of any third party, other than restricted cash held by trustees and existing pledges in the ordinary course. Notwithstanding, a subsidiary of the Borrower may create a pledge for securing amounts of up to $10 million in the aggregate, and pledges securing up to $5 million in debts owed to suppliers, in connection with equipment purchases.

   The Company also registered in favor of HSBC:

1.    A first ranking mortgage on the Company’s real estate in Petach Tikva.
2.    A fixed ranking charge on the Company's rights pursuant to lease agreements.
3.    A floating pledge on the company’s assets, the unissued share capital, goodwill and rights stemming from insurances policies (with the exception that, regarding the unissued share capital, Borrower may issue securities convertible into the Borrower’s shares to employees, advisors and directors, limited to18% of the Borrower’s issued and outstanding share capital on a fully diluted basis and Borrower may also issue securities convertible into the Borrower’s shares to investors, with a limit of 10% of the Borrower’s issued and outstanding share capital).
4.     A fixed charge on the restricted cash deposit at HSBC.